Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 4, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       News release dated April 5, 2004 entitled “ VODAFONE AND WARNER BROS. ONLINE SIGN GLOBAL WIRELESS DISTRIBUTION DEAL”

2.                                       News release dated May 4, 2004 entitled “VODAFONE INTRODUCES VODAFONE LIVE!TM ENHANCED WITH 3G IN EUROPE”

3.                                       News Release dated May 10, 2004 entitled “VODAFONE ANNOUNCES 3G VENDOR FOR AUSTRALIA AND NEW ZEALAND”

4.                                       News release dated May 18, 2004 entitled “VODAFONE UK AND BT ANNOUNCE MAJOR PARTNERSHIP”

5.                                       News release dated May 23, 2004 entitled “VODAFONE AND SONY MUSIC ENTERTAINMENT HIT GLOBAL HIGH NOTE”

6.                                       News release dated June 23, 2004 entitled “BRIAN CLARK APPOINTED PRESIDENT AND CEO OF VODAFONE HOLDINGS KK AND VODAFONE KK”

7.                                       News release dated June 23, 2004 entitled “MOBILE OPERATORS TO DEFINE REQUIREMENTS FOR OPEN MOBILE TERMINAL PLATFORM”

8.                                       News release dated June 24, 2004 entitled “SONY ERICSSON AND VODAFONE ANNOUNCE LAUNCH OF F500I”

9.                                       News release dated June 29, 2004 entitled “VODAFONE GROUP SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES IN VODAFONE HOLDINGS K.K.”

10.                                 News release dated July 8, 2004 entitled “VODAFONE AND SQUARE ENIX TEAM UP TO OFFER MOBILE CONTENT ON VODAFONE LIVE! EXCITING NEW GAMES COMING TO VODAFONE LIVE! EUROPEAN MARKETS”

11.                                 News release dated July 14, 2004 entitled “VODAFONE SIGNS GLOBAL FRAMEWORK AGREEMENT WITH AMDOCS”

5 April 2004

VODAFONE AND WARNER BROS. ONLINE SIGN GLOBAL WIRELESS
DISTRIBUTION DEAL

Warner Bros. Online and Vodafone have signed a distribution deal which will bring iconic Warner Bros. Entertainment brands as well as current information on upcoming projects to Vodafone live! customers across the world.  The global agreement, covering 16 countries, brings together the world’s largest mobile telecommunications company and one of the world’s largest and most prolific entertainment companies.  Warner Bros. Entertainment is known for such global brands as The Matrix, Harry Potter, Looney Tunes, and Friends, among many more.

“The agreement with Warner Bros. Online places Vodafone at the forefront of mobile entertainment provision,” said Graeme Ferguson, Executive Content Services, Vodafone Global Products and Content Services.  “We are focused on delivering the best mobile content customer experience, so that our customers have access to the world’s most exciting entertainment content, wherever they are.”

“Vodafone is a great partner and this arrangement underscores how important wireless is to Warner Bros. Studios.  It further increases our ability to promote and create awareness for our vast library of rich entertainment properties as well as to enhance our relationship and better serve our audience,” said Jim Noonan, SVP and General Manager, Warner Bros. Online.  “Having our content on Vodafone live! will enable us to package our existing entertainment properties in new compelling and dynamic ways while also helping our sister Warner Bros. Entertainment companies maximize awareness for their upcoming projects.”

Initially, Warner Bros. Online will provide Vodafone with Games, Screensavers, Alerts and other mobile applications based on its popular brands.  Vodafone and Warner Bros Online will collaborate on the development of “made for mobile” content, created exclusively for wireless platforms, which will include video content.

© Vodafone Group 2004.  Vodafone and   Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Warner Bros. Online:

Warner Bros. Online (WBOL) (www.warnerbros.com) provides full-service interactive solutions for Warner Bros. Entertainment subsidiaries and external clients alike.  WBOL offers its clients strategic digital planning and marketing support, while employing proprietary, next generation technologies in its suite of high quality, highly creative interactive solutions that include: web site creation and hosting, end-to-end design, animation, game creation, CRM and consumer privacy guidance, wireless development and original content.  The company’s international capabilities span more than 40 international markets throughout Europe, Asia and Latin America.  WBOL also serves as the entry point into, and aggregator of all things Warner Bros. Entertainment, including such mega brands as The Matrix, Looney Tunes and Harry Potter.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 130 million proportionate customers.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Aileen Thompson

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Warner Bros. Online Group.:

Fonda Berosini, U.S.

(011) 818-977-3024

Catriona Booth, U.K.

+44 (0) 20 7984 5408

EMBARGOED UNTIL 7:00am (UK time)

4 May 2004

VODAFONE INTRODUCES VODAFONE LIVE!™ ENHANCED WITH 3G IN EUROPE

Vodafone announces today the introduction of ‘Vodafone live!™ with 3G’  for consumers in Europe.

Vodafone live!™, the industry-leading, multi-media consumer service, will be enhanced by 3G technology in a series of phases.  This will bring consumers improved quality, sound, pictures and videos, as well as increased speed when downloading games and ringtones.  They will also be able to access a select range of new services such as video calling, video downloads (sport, news, music and general entertainment) and the streaming of live events to their handset, as well as existing services such as video messaging.

Vodafone is the first mobile operator to bring 3G technology to both business and consumer markets across a number of European countries.  For the consumer market, initially this will be on two new handsets - the Samsung Z105 shortly followed by the Sony Ericsson Z1010.

From today, Vodafone live!™ with 3G is available on the Samsung Z105 handset in selected retail outlets in Germany and Portugal.  Other countries will follow in the coming months.

Vodafone live!™ with 3G will be enhanced later this year, when there will be a wider selection of handsets available, together with an even more extensive range of content.

Peter Bamford, Chief Marketing Officer, said: “Today’s announcement is another important stage in Vodafone’s 3G journey and follows the successful European launch of our 3G Vodafone Mobile Connect Card for business customers.

Extensive consumer trials of Vodafone live!™ with 3G indicate that early adopters are keen to try this technology and so we are giving them a taste of it prior to the full launch of enhanced services later in the year.

Over the next year, Vodafone live!™ with 3G will open up a whole new world of communication and entertainment via the mobile phone. As well as texting and speaking to friends and family, consumers will be able to use their mobile phones in different ways, helping them enjoy richer communication, anywhere, any time. “

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 130 million proportionate customers.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

- ends -

© Vodafone Group 2004. Vodafone, Vodafone Mobile Connect and Vodafone live!™ are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Aileen Thompson

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

10 May 2004

Vodafone announces 3G Vendor for Australia and New Zealand

Vodafone today announces that it has selected Nokia as its 3G network infrastructure partner in Australia and New Zealand.

The decision marks an important step towards the availability of Vodafone’s 3G services in Australia and New Zealand.  With significantly faster data rates and greater capacity, customers will be able to experience the huge benefits of 3G services, by being able to access more services, faster.

The main role of Nokia will be to partner Vodafone Australia and New Zealand in the establishment of 3G network infrastructure.  In addition to the provision of infrastructure, Nokia is expected to have a key role in network planning, optimisation and operations.  The partnership with Nokia is new for Australia and builds on the existing relationship in New Zealand where Vodafone is also out to tender for site acquisition and construction partners.

Thomas Geitner, Chief Technology Officer, Vodafone Group, said:

“The selection of Nokia to supply Vodafone 3G network equipment in Australia and New Zealand demonstrates how the global synergies of the Vodafone Group work effectively across the world.

“Vodafone is delighted to utilise Nokia’s international expertise, technical skills and local presence as we further evolve mobile services for our customers in Australia and New Zealand.  3G networks will allow Vodafone to drive more usage, offer higher quality content and entertainment and increase business productivity through wireless broadband access.”

- Ends -

© Vodafone Group 2004. VODAFONE is a trade mark of the Vodafone Group. Other company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Jon Earl

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

18 May 2004

VODAFONE UK AND BT ANNOUNCE MAJOR PARTNERSHIP

Vodafone UK today announces the creation of a significant new partnership arrangement with BT, bringing many benefits and opportunities to the customers of both organisations.

Vodafone has been chosen by BT to supply basic mobile network services such as voice and data services in order to:

•                  Become BT’s mobile partner in its fixed mobile convergence (FMC) activities, the first product being BT’s BluePhone

•                  Provide mobile services for all BT’s internal and external requirements through a Mobile Virtual Network Operator arrangement

This deal is for a five year period, and further extends Vodafone and BT’s already close relationship.  It will enable both companies to develop advanced products and services in the future while maximising the network assets of both.

Bill Morrow, Vodafone UK’s Chief Executive Officer comments: “This deal has huge attractions for both organisations.  As the mobile partner in BT’s convergence strategy, this enables Vodafone to maximise its network and service assets while generating additional revenue from a new source. This deal also reflects the unique dynamics of the UK mobile market in which there are five network operators and several MVNOs, all aiming to increase their customer base. Vodafone remains fully committed to a mobile strategy and is happy to share the success of mobile communications.”

- ends -

For further information:

Libby Pritchard or Kay Kavanagh

At Vodafone UK Public Relations

Tel: 07000 500 100

Email: press.office@vodafone.com

VODAFONE UK

Vodafone UK has 13.95 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications. The Vodafone UK network covers 99% of the population and transmits over 12 million text messages every day. Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 355 networks in 150 countries.

In May 2003, Vodafone UK was ranked top for customer satisfaction for the second time in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.

Released: 2004-05-23

Vodafone and Sony Music Entertainment hit global high note

Vodafone and Sony Music Entertainment today announced the world’s largest single mobile operator/music company content distribution agreement. The deal calls for music content from hundreds of Sony Music artists to be provided to Vodafone and its Partners’ customers around the world.

“Vodafone live! is making the mobile a personalised entertainment device that customers are using to access services such as music on the move,” said Guy Laurence, Global Marketing Director at Vodafone Global Products and Content Services. “Vodafone has always offered its customers a rich catalogue of ringtones and music content, and this latest agreement with Sony Music Entertainment is key in establishing Vodafone as the home of mobile music content globally as we enter the enhanced multimedia world of Vodafone live! with 3G services.”

Under the terms of the agreement, Sony Music Entertainment will initially* provide Vodafone with a wide range of content encompassing global and local artists, which will include real music ringtones, polyphonic ringtones, artist images, video streaming and short video downloads. International Sony Music artists including AC/DC, Anastacia, Incubus, Nas, Sertab, Jessica Simpson and Train will have their content featured on Vodafone live!

“With the range and depth of its services, Vodafone is a key strategic partner for Sony Music Entertainment as we build on our leadership role in the mobile arena,” commented Thomas Gewecke, Senior Vice President, Business Development, Sony Music Digital Services. “Working closely with Vodafone, we’ll be able to extend the range of our artists and their music, which will enable them to enjoy even closer relationships with their fans around the world.”

In addition to the global music content which will be distributed across multiple markets, the companies intend to feature a series of special National Artist Showcases that will include, among others; Delta Goodrem in Australia, Big Brovaz in the UK, and Paola and Chiara in Italy. The Artist Showcase concept — first introduced through Vodafone live! — has quickly become recognised as an effective and innovative way to link artists to audiences by providing fans with their favorite music 24/7, then maximising the experience with additional customised content relating to a specific artist.

*Sony Music Entertainment content will initially be available in 15 countries, with additional territories being introduced at a later date.

(c) Vodafone Group 2004. Vodafone and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Sony Music Entertainment

Sony Music Entertainment Inc. (SMEI) is a leading global recording company. The three divisions of SMEI are: Sony Music (the U.S. recording company comprised of Automatic Productions, Columbia Records Group, Epic Records, Sony Music Nashville, Legacy Recordings, Sony/ATV Music Publishing, Sony Disc Manufacturing, Sony Music Distribution, Sony Music Custom Marketing Group, Sony Music Studios, and Sony Wonder); Sony Music International (active in over 67 countries through its network of wholly owned subsidiaries, joint ventures and licensees); and Sony Classical, which includes the Sony Classical Film and Video division.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 130 million proportionate customers.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel: +44 (0) 1635 673310

Media Relations

Aileen Thompson

Jon Earl

Janine Young

Emma Conlon

Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel: +44 (0) 20 7920 3150

Sony Music Entertainment

Keith McCarthy

Tel: 212.833.5047

Vodafone Group Plc

23 June 2004

BRIAN CLARK APPOINTED PRESIDENT AND CEO OF VODAFONE HOLDINGS KK

AND VODAFONE KK

Vodafone Group Plc today announces that with immediate effect, Brian Clark, Chief Executive of Vodafone’s Asia Pacific Region, is appointed President and Chief Executive Officer of Vodafone Holdings KK and Vodafone KK following the resignation of Darryl Green.

David Jones, the recently appointed Chief Operating Officer of Vodafone KK, will continue to have full responsibility for all operational matters.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

23 June 2004

MOBILE OPERATORS TO DEFINE REQUIREMENTS FOR

OPEN MOBILE TERMINAL PLATFORM

A group of mobile operators today announced its intention to define widely accepted requirements for an open mobile terminal platform (“OMTP”).  The founding members of this initiative are mmO2, NTT DoCoMo, Orange, SMART Communications, Telefónica Móviles, TIM (Telecom Italia Mobile), T-Mobile and Vodafone.  These members will today establish* a new organisation based in London, OMTP Limited (“the OMTP group”), to achieve their goals.

The OMTP group aims to define those platform requirements necessary for mobile devices to deliver openly available standardised application interfaces that will provide customers with a more consistent and improved user experience across different devices, whilst also enabling individual operators and manufacturers to customise and differentiate their offering. The OMTP group intends to achieve its goals by identifying common mobile operators’ requirements, with the aim of establishing an open framework for mobile device manufacturers and associated software and hardware suppliers to develop open mobile terminal platform compliant products.  The OMTP group aims to use existing standards, where they exist, and to further encourage the development of standards by presenting OMTP requirements.

As a technology neutral organisation, all technology vendors will be free to contribute to and support OMTP requirements and to provide OMTP compliant products.  The OMTP group is an open association, with membership or participation available to organisations wanting to adopt OMTP requirements, to assist the process of achieving the OMTP group’s goals or simply to follow the latest efforts and results of the OMTP group.

The following companies have expressed their intent to join the OMTP group: Amena, Hutchinson/3, KPN, One Austria, SFR and Telenor.

Mobile operators, mobile device manufacturers, software and hardware suppliers interested in participating in the OMTP group can find more information on the OMTP group’s website, www.omtp.org.

- ends –

Notes to Editors:

* Same day Incorporation Application to be submitted today, Wednesday 23 June 2004.

For further information please contact:

mmO2
David Nicholas	Simon Gordon
Director of Communications	Press Relations Manager
E-mail: david.nicholas@o2.com	E-mail: simon.gordon@o2.com
Tel: +44 (0) 771 575 9176	Tel: +44 (0)771 007 0698
O2 press office: +44 (0) 1753 628402.

NTT DoCoMo
Eijun Tanaka and Takuya Ori
International PR
Public Relations Department
E-mail: press_dcm@nttdocomo.com
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408

Orange Group
Lucy Thoubboron	Katie Wood
E-mail: lucy.thoubboron@orange.co.uk	E-mail: katie.wood@orange.co.uk
Tel: +44 7968 534 796

SMART Communications, Inc.
Ramon S. Isberto
Head, Public Affairs
E-mail: rsisberto@smart.com.ph
Tel: +632 511 3101
Fax: +632 511 3101

Telecom Italia Mobile
Gabriele Sciacca	TIM Press Office
Head of TIM Press Office	Tel: + 39 06 3688 2499
gabriele.sciacca@telecomitalia.it	Fax: + 39 06 3688 2102
Roberta Vivenzio
Tel: + 39 06 3688 2610	roberta.vivenzio@telecomitalia.it
Fax: + 39 06 3688 2102	Marina Marchetti
marina.marchetti@telecomitalia.it
Telefónica Móviles
Javier Garcia
E-mail: garcia_jav@tsm.es
Tel: +34 680014607

T Mobile
Elaine Devereux
Email: elaine.devereux@t-mobile.net
Tel: +44 (0) 7950 396249

Vodafone Group
Jon Earl	Janine Young
E-mail: jon.earl@vodafone.com	E-mail: janine.young@vodafone.com
Tel: +44 (0)1635 673310	Tel: +44 (0)1635 673310

Emma Conlon
E-mail: emma.conlon@vodafone.com
Tel: +44 (0)1635 673310

mmO2

mmO2 has 100% ownership of mobile network operators in three countries – the UK, Germany and Ireland – as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave – an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony (“3G”) licences in the UK, Ireland and Germany.

mmO2 has nearly 21 million customers and some 13,000 employees.  It reported revenues for the year ended 31 March 2004 of £5.646 billion. Data represented 22.0% of total service revenues in the quarter ending 31 March 2004.

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 48 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 41 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges.

For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.  NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

Orange

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (One), and Mumbai/India (BPL Mobile). As at the end of March 2004, Orange was the largest mobile operator in both the UK with 13.8 million active customers, and France with 20.4 million registered customers. As at the end of March 2004, Orange controlled companies had over 50 million customers worldwide. Orange, along with TIM, Telefonica and T-Mobile, is a founding member of the FreeMove alliance.

Further information about Orange can be found on the Orange website at www.orange.com.

SMART Communications

SMART Communications is the Philippines’ leading wireless services provider with 15 million subscribers on its GSM network.  A wholly-owned subsidiary of the Philippine Long Distance Telephone Company, the country’s largest telecommunications carrier, SMART has introduced award-winning, world-first wireless services, including mobile commerce services such as Smart Money and Smart Load. It is a founding member of the Asian Mobility Initiative which promotes cooperation in the development of wireless services among its seven member-operators.

Further information about SMART can be found at www.smart.com.ph

TIM

TIM (Telecom Italia Group) is the leading Italian mobile operator with 26.1 million lines, and with its subsidiaries and associate companies in Europe, South America and the Mediterranean basin has reached an overall number of 47.7 million lines (as of March 31, 2004). In a competitive environment, featuring a high rate of market penetration and rapid technological innovation, TIM has consolidated its leadership position opening Italy up to the mass market and has made it one of the most advanced markets in Europe. Strong financial capabilities, a solid patrimonial structure, a footprint in international markets with high development rates, the leadership in innovation and testing new technologies, the acclaimed and solid brand name, flexibility and a high professional profile are all factors that have given TIM a key role in the new mobile environment.

For further information about TIM please visit www.tim.it.

Telefónica Móviles

Telefónica Móviles is one of the world’s largest mobile operators and the leading cellular company in the Spanish- and Portuguese-speaking markets. At 31 March 2004, Telefónica Móviles’ customer base reached 66 million managed clients in 16 countries, as a result of the agreement to acquire the cellular assets of BellSouth in Latin America. During 2003, Telefónica Móviles obtained revenues of 10.070 billion euros, or 10.2% more than in 2002. EBITDA rose 19.5% to 4.463 billion euros, while net profit totalled 1.608 billion euros. Telefónica Móviles is a founding member of the FreeMove alliance of European mobile operators.  The company’s shares trade on the Spanish stock exchanges and the New York Stock Exchange under the ticker symbol TEM.

For further information, see our website at www.telefonicamoviles.com

T Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telecom’s four strategic divisions, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of the first quarter 2004, more than 96 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

Vodafone

Vodafone is the world’s largest mobile community with 133.4 million proportionate customers, equity interests in 26 countries and Partner Networks in a further 13 countries.

For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com.

Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

24 June 2004

SONY ERICSSON AND VODAFONE ANNOUNCE LAUNCH OF F500I

Sony Ericsson and Vodafone today announce the launch of the F500i camera phone, exclusively available on Vodafone live!™, Vodafone’s industry leading multi media consumer service.  Featuring a large colour screen, integrated still and video camera and support for music ringtones, the F500i offers consumers even greater opportunities to enjoy high quality games as well as an extensive range of services available on Vodafone live!™. The F500i will be sold across Vodafone live! markets, from the middle of July.

The F500i is designed specifically to help Vodafone meet the needs of consumers who increasingly want to get more out of multimedia services. Vodafone live!™ brings together an extensive range of services including colour picture messaging, the best in colour gaming, the largest catalogue of realistic music ringtones, alerts and information in colour and with pictures, immediate links to additional exciting content such as picture and text messaging, music, sport and news, all from an easy-to-use picture menu, available any time, any where.

“The Sony Ericsson F500i is the latest exciting addition to our range of Vodafone exclusive handsets allowing customers easy access to Vodafone live!™ services,” said Guy Laurence, Vodafone’s Global Marketing Director of Products and Services. “With the growing popularity of high quality, easy-to-use camera phones and the continued high interest in games, the F500i is well positioned to appeal to a broad range of consumers keen to combine the excitement of gaming on their handset with a host of features, allowing them even more ways to keep in touch with their friends and family”.

“We are very excited about expanding our collaboration with Vodafone and bringing the F500i to the market, as we share their passion for compelling mobile entertainment services,” says Jan Wäreby, Corporate Executive Vice President and Head of Sales & Marketing at Sony Ericsson. “Our focus on easy-to-use camera phones has been well appreciated by consumers around the world and with the F500i, we also offer a great gaming experience to Vodafone live!™ users.”

Dual front design

The F500i promotes the use of imaging by its ease-of-use and dual front design concept, allowing both telephony and camera features on the same handset. A dedicated camera button on the side of the phone gives fast and easy access to the camera; it only takes a few clicks to take and send an image or a video clip. The camera features a 4x digital zoom and its 128x160 pixels, 65,536 TFT colour screen presents video, images and games with great clarity and resolution.

Games and more

With its colour screen and MultiAction™ joystick, the F500i gives a superior gaming experience. It features a graphics platform especially suitable for graphically rich mobile applications and content, Mascot Capsule® Engine Micro3D Edition and a wide variety of great games will be available for download from the Vodafone live!™ portal. Compatible with the Gameboard EGB-10, the F500i can easily be transformed into a full-fledged gaming machine.

Imaging & Messaging	Entertainment	Connectivity
• 128 x 160 pixels Display TFT	• Polyphonic (40 tones)	• USB and RS 232
• 65,536 Colour screen	• Music DJ™	• WAP 2.0
• 10 MB user Memory	• Direct links for easy download	• GPRS class 10
• QuickShare™	• Java MIDP 2.0
• SMS, EMS & MMS	• DRM (forward lock and SD support)
• 3D graphics (animations and pictures)	• 3D games
• Wallpapers
• Themes
• Picture phonebook

Sony Ericsson Mobile Communications AB serves the global communications market with feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs 4,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 133 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live!™, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

- ends -

For further information:

Sony Ericsson Corporate Communications

Telephone: +44 (0) 208 762 5858

E-mail: info@SonyEricsson.com

VODAFONE GROUP PLC

Aileen Thompson

Tel. +44 (0) 1635 683371

Jon Earl / Janine Young / Emma Conlon

Tel:  +44 (0) 1635 673310

© Vodafone Group 2004. Vodafone and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

29 June 2004

VODAFONE GROUP SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES IN

VODAFONE HOLDINGS K.K.

Vodafone Group Plc (“Vodafone”) announces that the public offer made by its wholly-owned subsidiary, Vodafone International Holdings B.V. (“Vodafone International”), for the shares which Vodafone and its subsidiaries (“Vodafone Group”) did not already own in Vodafone Holdings K.K. (the “Vodafone Holdings K.K. Offer”) closed for acceptances on 28 June 2004.

Vodafone International has been informed by its tender offer agents, Nomura Securities Co., Ltd. and UBS Securities Japan Ltd, that at the close of the Vodafone Holdings K.K. Offer 526,794 shares have been tendered. The Vodafone Holdings K.K. Offer price was ¥300,000. On settlement, Vodafone Group’s ownership in Vodafone Holdings K.K. will be approximately 96.08%.  Settlement is expected to commence on 6 July 2004.

The aggregate consideration for the shares acquired through the Vodafone Holdings K.K. Offer and market purchases of Vodafone Holdings K.K. shares made between 26 May and 7 June 2004 is approximately ¥281.6 billion (£1.4 billion).

In accordance with Tokyo Stock Exchange rules, the delisting of Vodafone Holdings K.K. is expected to occur after 31 March 2005.

Further to the announcement by Vodafone on 25 May 2004, regarding the offer made by Vodafone International for the shares which Vodafone Group did not already own in Vodafone K.K. (the “Vodafone K.K. Offer”), Vodafone announces that valid tenders have been received for 25,117 shares representing an approximate 4.69% interest in Vodafone K.K.  On settlement of the shares acquired through the Vodafone K.K. Offer and the Vodafone Holdings K.K. Offer, Vodafone Group’s economic interest in Vodafone K.K. will be approximately 87.68%.  The Vodafone K.K. Offer acceptance period ends on 21 July 2004.

- ends -

For further information:

UK

Vodafone Group
Tim Brown (Group Corporate Affairs)
Melissa Stimpson (Investor Relations)
Darren Jones (Investor Relations)
Bobby Leach (Media Relations)
Ben Padovan (Media Relations)
Emma Conlon (Media Relations)
+44 (0) 1635 673 310

Tavistock Communications
Lulu Bridges
John West
+44 (0) 20 7920 3150

UBS Investment Bank
Warren Finegold
Mark Lewisohn
André Sokol
+44 (0) 20 7567 8000

Japan

Gavin Anderson
Jim Weeks
Minako Hattori
+81 (0) 3 5404 0640

UBS Investment Bank
Steven Thomas
Craig Chittick
+81 (0) 3 5208 6000

Exchange rates

For illustrative purposes, an exchange rate of ¥200:£1 has been used.

Important information

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor.

This announcement is not an offer of securities for sale into the United States, Canada, Australia or any other jurisdiction. Vodafone Holdings K.K. shares may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the United Kingdom Financial Services and Markets Act 2000 by UBS Investment Bank.

UBS Investment Bank is acting for Vodafone and Vodafone International and no one else and will not be responsible to anyone other than Vodafone and Vodafone International for providing the protections offered to clients of UBS Investment Bank or for providing advice in relation to the Vodafone Holdings K.K. Offer and the Vodafone K.K. Offer or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

Vodafone and Square Enix Team Up To Offer Mobile Content on Vodafone live!

Exciting New Games Coming To Vodafone live! European Markets

LONDON, July 8th, 2004 - Vodafone and Square Enix™ (Square Enix Co., Ltd and Square Enix Ltd.) today announce their joint collaboration for the launch of new mobile content on Vodafone live!™. Best known for the world-renowned FINAL FANTASY® video game series, and marking its entry into the mobile gaming market in Europe, Square Enix is committed to bringing new and exciting games to the growing mobile gaming audience and is doing so first with Vodafone. The initial titles available for download on Vodafone live!™ will be Aleste™ and Actraiser™, both of which will debut in Vodafone Germany in July. The games will then be rolled out across other Vodafone live!™ European regions over the Summer, including UK, Spain, and Italy. A mobile version of Drakengard™, released this May on PlayStation® 2, is also planned for release during the summer.

“The addition of Square Enix’s quality games titles to the Vodafone live!™ portfolio is a real win for our European customers. This agreement marks just the start of an exciting new relationship with Square Enix, with more classic titles to come,” said Tim Harrison, Head of Games, Vodafone Group Services Limited.

“Our relationship with Vodafone in Europe allows us to offer mobile gamers the highest-quality original content Square Enix is famous for,” said Yoichi Wada, president of Square Enix Co., Ltd. “Going forward, we will work hard to continue releasing ground-breaking entertainment through the industry-leading Vodafone live! multimedia offering.”

In Aleste, the mobile version of the 80s home console classic, you become the pilot of an ultra-advanced attack craft, codenamed Aleste. Your mission sees you fearlessly flying through enemy-packed stages, collecting weapon power-ups on your way to the explosive end-of-level boss battles. Each level ramps up the challenge and will keep you coming back for more adrenaline-soaked arcade action!

Actraiser challenges you to fight your way past centaurs, goblins, trolls and a menagerie of other mythical creatures in this side-scrolling action game. Armed with your mighty blade and plenty of determination, you must cleanse the landscape of hordes of evil monsters! Based on the classic Super Nintendo game of the same name, Actraiser brings classic console gaming to your mobile phone.

Drakengard, Square Enix’s new Action-RPG, was launched In Europe on the PlayStation®2 on May 21st, 2004. The mobile version of this brilliant console game sees you battling across four different locations, fighting Empire forces on the ground and in the air! Each level combines fantastic sword-slashing action and dragon-riding combat; the fight-back against the Empire starts here!

- ends -

For further information, please contact:

Aileen Thompson/Emma Conlon

Vodafone Group

+44 (0) 1635 673310

Emma.conlon@vodafone.com

Aileen.thompson@vodafone.com

Stephanie Journau/Abbass Hussain

Square Enix Ltd.

+44 (0) 20 7291 5100

stephanie@square-enix-europe.com

abbass@square-enix-europe.com

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 133 million proportionate customers.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

About Square Enix Co. Ltd. and Square Enix Ltd.

Headquartered in Tokyo, Japan, Square Enix Co., Ltd. (Square Enix) develops, publishes and distributes entertainment content including interactive entertainment software and publications in Japan, North America, Europe and Asia.  Square Enix brings two of Japan’s best-selling franchises – FINAL FANTASY®, which has sold over 60 million units worldwide and DRAGON QUEST (DRAGON WARRIOR™ in Europe) which has sold over 35 million units worldwide – under one roof.  Square Enix is one of the most influential providers of digital entertainment content in the world and continues to push the boundaries of creativity and innovation.  More information on Square Enix can be found on the Internet at http://www.square-enix.co.jp .

Square Enix Ltd., located in London, U.K., handles operations in Europe and other PAL territories including sales, marketing and publishing of Square Enix titles. More information on Square Enix Ltd. can be found on the Internet at http://www.square-enix-europe.com.

Aleste: © 1988, 2003 AIKY / © 2003 SQUARE ENIX CO., LTD. All Rights Reserved. Actraiser: © 1990, 2003 Quintet / SQUARE ENIX CO., LTD. All Rights Reserved. Drakengard: © 2003, 2004 cavia inc. / SQUARE ENIX CO., LTD. All Rights Reserved. FINAL FANTASY is a registered trademark of Square Enix Co., Ltd. SQUARE ENIX is a trademark of Square Enix Co., Ltd.  All other trademarks are the property of their respective owners.

“PlayStation” and the “PS” Family logo are registered trademarks of Sony Computer Entertainment Inc.

© Vodafone Group 2004.  Vodafone and   Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

14 July 2004

VODAFONE SIGNS GLOBAL FRAMEWORK AGREEMENT WITH AMDOCS

Amdocs (NYSE: DOX), the world’s leading provider of billing and CRM products and services for true integrated customer management, and Vodafone, the world’s largest mobile community, today announced that they have signed a long-term global framework agreement. The strategic agreement positions Amdocs as a global billing solutions provider for Vodafone worldwide.

Since Amdocs’ first deployment at Vodafone UK in 1995, the two companies have cultivated a strategic relationship, successfully collaborating on numerous voice and data billing, CRM and mediation projects with Vodafone Group companies around the globe. The new global framework agreement specifies service levels, pricing and a legal framework for all future projects between Amdocs and Vodafone companies worldwide.  The agreement is a significant milestone in the relationship between the two companies.  It is also a testament to Vodafone’s commitment towards the consolidation of its worldwide business operations.

“In selecting its global information technology partners, Vodafone requires that they have proven global delivery capabilities and a high-quality solutions portfolio,” said Thomas Geitner, Chief Technology Officer at Vodafone Group. “Vodafone’s relationship with Amdocs will continue to develop and play a role in helping us maintain our position as the global provider of choice for service excellence and innovation.”

“Amdocs superior technology, combined with implementation and services capabilities and integrated customer management vision, will help Vodafone achieve operational and cost efficiencies, while supporting introduction of emerging services and enhancing system scalability,” said Eli Gelman, Executive Vice President of Amdocs Management Limited. “With a streamlined integrated customer management approach, Vodafone will be able to further differentiate its brand, and grow stronger, more profitable customer relationships.”

- ends -

For more information:

Amdocs

Chris Loncto
Access Communications for Amdocs
Tel:  +1-917-522-3524

E-Mail: cloncto@accesspr.com

Vodafone

Jon Earl / Janine Young / Emma Conlon

Tel:  +44 (0) 1635 673310

About Amdocs

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world’s leading services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company, Amdocs employs over 9,000 IT professionals and serves customers in more than 40 countries around the world. Amdocs reported revenue of nearly $1.5 billion in fiscal 2003. For more information, visit Amdocs at www.amdocs.com.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 26 countries with a proportionate customer base of over 133 million. It also has Partner Networks in a further 13 countries.

© Vodafone Group 2004. Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 24, 2003 and our Forms 6-K filed on February 17, 2004 and June 10, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 4, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary